                        THIS REPORT HAS BEEN FILED WITH
                    THE SECURITIES AND EXCHANGE COMMISSION
                                   VIA EDGAR
 -----------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549
 -----------------------------------------------------------------------------
                                    FORM 4
                 Statement of Changes in Beneficial Ownership

[      ]  Check this box if no longer subject to Section 16.  Form 4 or Form 5
obligations  may  continue.    See  Instructions  1(b)

Filed  pursuant  to  Section  16(a)  of  the  Securities Exchange Act of 1934,
Section  17(a) of the Public Utility Holding Company Act of 1935 or Section 30
(f)  of  the  Investment  Company  Act  of  1940.

                       Commission File Number 000-20841

               U G L Y   D U C K L I N G   C O R P O R A T I O N
            (Exact name of registrant as specified in its charter)

            Delaware                                              86-0721358
 (State  or  other  jurisdiction  of                        (I.R.S.  employer
incorporation  or  organization)                           identification no.)

                                         2525 E. Camelback Road,
                                                   Suite 1150
                                   Phoenix, Arizona          85016

                    (Address of principal executive offices) (Zip Code) Registrant's telephone number, including area code: (602) 852-6600

1.    Name  and  Address  of  Reporting  Person*:
                                     JENNINGS,  CHRISTOPHER.
                                     2525  E.  Camelback  Blvd.,  Suite 1150
                                     Phoenix,  Arizona      85016

2.  Issuer Name and Ticker or Trading Symbol: UGLY DUCKLING CORPORATION "UGLY"

3.    IRS  or  Social  Security  Number  of  Reporting  Person  (Voluntary):

4.    Statement  for  Month/Year:                                   MARCH 1997

5.    If  Amendment,  Date  of  Original  (Month/Year):

6.    Relationship  of  Reporting  Person  to  Issuer:    BOARD  OF  DIRECTORS

7.   Individual or Joint/Group Filing:      FORM FILED BY ONE REPORTING PERSON



                      Table 1 - Non-Derivative Securities Acquired,
                            Disposed of, or Beneficially Owned


                                                     Amount of     Ownership
                                      Securities     Securities      Form:     Nature of
                                     Acquired(A)    Beneficially   Direct(D)    Indirect
Title of  Transaction  Transaction        or          Owned at        or       Beneficial
Security     Date         Code      Disposed of(D)  End of Month  Indirect(I)  Ownership
--------  -----------  -----------  --------------  ------------  -----------  ----------
                          Code            V            Amount         A/D        Price
                       -----------  --------------  ------------  -----------  ----------






*If  the  Form  is  filed  by  more than one Reporting Person, see Instruction
4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


                                                                                                       Number of
                                                    Number of                                          Derivative    Ownership
            Conversion                             Derivative                                          Securities     Form of
                or                                 Securities       Date                                Benefi-     Derivative
             Exercise                               Acquired    Exercisable    Title and                 cially      Security:
Title of     Price of                                (A) or         and        Amount of    Price of     Owned        Direct
Derivative  Derivative   Transaction  Transaction   Disposed     Expiration   Underlying   Derivative  at End of      (D) or
Security     Security       Date         Code        of (D)         Date      Securities   Securities    Month      Indirect(I)
----------  -----------  -----------  -----------  -----------  ------------  -----------  ----------  ----------  -------------
                                                                                              Date       Expira
                                                                                             Exerci      -tion
                                         Code           V           (A)           (D)        -sable       Date         Title
                                      -----------  -----------  ------------  -----------  ----------  ----------  -------------

Warrant     $      9.45       1/6/97  J                               29,750               note 1         6/21/01  Common Stock
                                      note 2
                                      -----------






            Nature of
Title of     Indirect
Derivative  Beneficial
Security    Ownership
----------  ----------
            Amount or
            Number of
              Shares
            ----------

Warrant         29,750  29,750  I  note 2




Explanation  of  Responses:

Note 1 - Warrants vest in Reporting Person over a three-year period, with 1/3 vesting June 30, 1996, 1/3 vesting June 30, 1997, and 1/3 vesting June 30, 1998.

Note 2 - Warrant issued June 21, 1996 to Cruttenden Roth Incorporated to purchase up to 170,000 shares of Company for $9.45/share. A beneficial interest in the warrant was assigned to Reporting Person as a principal of Cruttenden Roth Incorporated on January 6, 1997 to exercise warrant and acquire up to 29,750 shares of Company. Warrant remains in name of Cruttenden Roth Incorporated.

/s/    Christopher  Jennings
**Signature  of  Reporting  Person

Date:  03/21/97

** Intentional misstatements or omissions of facts constitute Federal Criminal
Violations.    See  19  U.S.C.  788(a).